ASML Announces Holistic Lithography Product Suite for The 7/5 Nanometer Node at SEMICON West

SAN FRANCISCO, United States, 10 July 2017 - ASML Holding NV (ASML) today announced lithography, metrology and software innovations at SEMICON West. ASML’s Holistic Lithography integrates a set of products that enables chip makers to develop, optimize and control the production process at the 7/5 nanometer (nm) logic and 16 nm DRAM nodes.

With process nodes continuing to shrink, ASML’s TWINSCAN NXE:3400B EUV lithography system offers the resolution that chip makers need for the most critical layers of a chip, while the new TWINSCAN NXT:2000i DUV immersion system features several hardware innovations, such as redesigned leveling and alignment sensors. This enables DUV/EUV cross-matching on-product overlay of 2.5 nm that addresses a mix-and-match production environment for the most advanced nodes. The lithography systems are complemented by ASML’s new YieldStar 375F metrology system, featuring new optics technology that generates more accurate metrology data faster to support our patterning control loop. Additionally, Hermes Microvision (HMI), which was acquired by ASML last year, expects to ship the new HMI eP5 e-beam metrology system later this year. This system features higher resolution and larger field of view electron optics technology that supports OPC model calibration and pattern fidelity metrology.

“While each product brings independent value to the chip manufacturing process, their true strength lies with working together as part of a well-integrated patterning ecosystem,” said Martin van den Brink, ASML President and Chief Technology Officer. “Our Holistic Lithography products generate fast, accurate and continuous data that chip makers use to drive improved overlay and imaging performance, ultimately enabling the production of affordable semiconductor chips well into single digit process nodes.”

The TWINSCAN NXE:3400B and YieldStar 375F are currently shipping to logic and memory customers worldwide. The HMI eP5 is expected to ship in the second half of this year. The TWINSCAN NXT:2000i has an ongoing early access program that includes key hardware innovations as field upgrades. The first TWINSCAN NXT:2000i that is completely built in our factory is expected to ship in 2018.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 17,600 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Forward Looking Statements
This press release contains forward looking statements, which you can generally identify by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. The forward looking statements contained herein include statements relating to our Holistic Lithography products enabling the production of affordable semiconductor chips into single digit process nodes and the expected timing of shipment of our systems. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, the possibility that our Holistic Lithography products may not lead to the anticipated benefits, delays in the production, development and shipment of our systems and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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